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                                  [IKOS LOGO]

                                                                  March 13, 2002

Dear IKOS Stockholder:

     As you may know, the Board of Directors of IKOS Systems, Inc. ("IKOS") announced on March 12, 2002 that IKOS Systems, Inc. entered into a merger agreement with Mentor Graphics Corporation ("Mentor") and Fresno Corporation, a wholly-owned subsidiary of Mentor ("Purchaser"). Under the terms of this merger agreement, Purchaser is continuing its pending cash tender offer to purchase all of the outstanding shares of IKOS common stock (the "Shares") for $11.00 per share in cash.

     In approving the merger agreement with Mentor, your Board carefully compared the terms and conditions of the Mentor merger agreement with the terms and conditions of the Agreement and Plan of Merger and Reorganization by and among Synopsys, Inc., Oak Merger Corporation and IKOS dated July 2, 2001, as amended. The IKOS Board determined in good faith after consultation with IKOS' financial advisor, Needham & Company, Inc., and after considering all terms and conditions of Mentor's proposal, including the likelihood and timing of its consummation, that the proposed merger with Mentor constituted a transaction more favorable to IKOS stockholders from a financial point of view than the proposed merger with Synopsys. Accordingly, on March 12, 2002, IKOS paid the $5.5 million termination fee required by the Synopsys merger agreement and terminated the merger agreement in accordance with its terms. On that same date, IKOS executed and delivered to Mentor the merger agreement proffered by Mentor in executed form on January 16, 2002. For a complete discussion of the IKOS Board's review of the proposed Mentor offer and its decision to approve entering into the Mentor merger agreement and terminate the Synopsys merger agreement, see "Item 4. The Solicitation or Recommendation" beginning on page 6 of this
Schedule 14D-9.

     The tender offer is conditioned on the minimum tender of a majority of the Shares on a fully-diluted basis, as well as other conditions described in the tender offer materials enclosed with this letter. These materials also describe Mentor's commitment to complete its acquisition of IKOS, once the tender offer is successfully consummated, through a merger in which all Shares not tendered and purchased in the tender offer will be converted into the same net price as is paid in the tender offer.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT WITH MENTOR AND UNANIMOUSLY DETERMINED THAT THE TERMS OF MENTOR'S TENDER OFFER ARE FAIR TO, AND IN THE BEST INTERESTS OF, IKOS' STOCKHOLDERS. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT MENTOR'S OFFER BY TENDERING ALL OF YOUR SHARES PURSUANT TO THE OFFER.

     We have enclosed a Solicitation/Recommendation Statement on Schedule 14D-9 containing the IKOS Board's recommendation and explaining the reasons behind it, as well as the background to the transaction and other important information. We have also enclosed Mentor's Supplement to Offer to Purchase, a revised Letter of Transmittal for use in tendering your Shares and other related documents.

     Please give all of the tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

                                          Sincerely,

                                          /s/ Ramon A. Nunez
                                          Ramon A. Nunez
                                          President and Chief Executive Officer